Exhibit 99.1

Bitdeer Announces December 2025 Production and Operations Update

- Increased self-mining hashrate to 55.2 EH/s on continued deployment of SEALMINERs

- Bitcoin production increased 339% year over year to 636 Bitcoin

- 8 units of GB200 deployed and under testing in Malaysia

SINGAPORE, January 13, 2026 (GLOBE NEWSWIRE) -- Bitdeer Technologies Group (NASDAQ: BTDR) (“Bitdeer” or the “Company”), a world-leading technology company for Bitcoin mining and AI cloud, today announced its unaudited mining and operations updates for December 2025.

Operational Update

●	Self-mining:

○	Mined 636 Bitcoins, an increase of approximately 339% year over year and 21% from November 2025.

○	Self-mining hashrate reached 55.2 EH/s.

○	Bitdeer will continue deploying SEALMINER mining rigs for self-mining to continue the Company’s growth in self-mining capacity while concurrently retiring third-party, older-generation rigs.

●	SEALMINER Manufacturing:

○	~1.4EH/s of SEALMINER A2s were sold to external parties in December, 2025.

Mining Rig Model (EH/s)	Stage	December 2025	November 2025
SEALMINER A3	In final assembly	0.6	0.9
	In transit	2.5	2.9
	Cumulative A3 Deployed	5.9	0.6
SEALMINER A2	In final assembly	1.8	2.9
	Ready for shipping	0.1	0.1
	In transit	3.4	3.3
	Cumulative A2 external sales	7.9	6.4
	Cumulative A2 Deployed	39.7	34.3
SEALMINER A1	Cumulative A1 Deployed	4.2	4.2
3rd Party Miners	Cumulative Deployed	8.2	8.2
Total Proprietary Hash Rate	Deployed	58.0	47.3

●	SEALMINER R&D:

○	Planned two different chip designs of SEAL04 to ensure success, named SEAL04-1 and SEAL04-2 respectively.

○	SEAL04-1 chip’s latest verification demonstrated approximately 6-7 J/TH power efficiency at the chip level under low-voltage, ultra-power-saving mode. Targeting mass production in Q1 2026. This chip achieved improvements in overall yield and power efficiency compared to SEAL03.

○	SEAL04-2 chip’s development continues.

●	U.S. Manufacturing: Preparations for Bitdeer’s U.S. factory remain in progress.

●	GPU Cloud as of 12/31/2025:

GPU Amount Deployed	GPU Types	Utilization Rate	Under external subscription	ARR
1,152	H100, H200, B200	61%	538	~$10 million

○	8 units of GB200 systems were deployed and tested in Malaysia in December. Potential customers have commenced the proof-of-concept (POC) validation. The cloud service is expected to be officially launched on our website (https://www.bitdeer.ai) in January 2026 to support broad customer demand.

○	Actively evaluating U.S. data center leasing opportunities to deploy GPUs and bring AI cloud services online for U.S. customers as early as Q1 2026.

○	Launched IAM and SSO capabilities in the cloud platform, providing centralized identity management, role-based access control, secure authentication, and seamless integration with identity providers. These capabilities help customers strengthen security posture, simplify IT administration, and meet compliance requirements to support scalable AI workloads.

●	HPC colocation arrangements:

○	Potential additional colocation arrangements for various sites are under evaluation. Multiple potential customers have expressed strong interest and active discussions are currently underway.

●	Infrastructure Summary:

Site / Location	Capacity (MW)	Status	Datacenter Type	Timing[4]
Electrical capacity
- Rockdale, Texas	563	Online	Crypto	Completed
- Knoxville, Tennessee – phase 1	37	Online	Crypto converting to AI	Q4 2026
- Knoxville, Tennessee – phase 2	49	Online	Crypto	Completed
- Wenatchee, Washington	13	Online	Crypto converting to AI	Q4 2026
- Molde, Norway	84	Online	Crypto	Completed
- Tydal - 1, Norway	50	Online	Crypto	Completed
- Tydal - 2, Norway	175	Online	Crypto converting to AI	Q4 2026
- Gedu, Bhutan	100	Online	Crypto	Completed
- Jigmeling, Bhutan	500	Online	Crypto	Completed
- Oromia Region, Ethiopia	40	Online	Crypto	Completed
- Massillon, Ohio	47	Online	Crypto	Completed
Total electrical capacity	1,658[5]
Pipeline capacity
- Oromia Region, Ethiopia	20	In progress	Crypto	Q1 2026
- Massillon, Ohio	148/26	In progress	Crypto	Q2 2026/TBD
- Clarington, Ohio	570	In progress	HPC/AI	Q2 2027
- Niles, Ohio	300	In progress	HPC/AI	Q4 2028
- Rockdale, Texas	179	In planning	Crypto	Estimate 2026
- Alberta, Canada	101	In planning	Crypto	Q2 2027
Total pipeline capacity	1,344
Total global electrical capacity	3,002

●	Production and Operations Summary:

Metrics	December 2025	November 2025	December 2024
Total hash rate under management[1] (EH/s)	71.0	60.3	21.6
- Proprietary hash rate	58.0	47.3	8.9
● Self-mining	55.2	45.7	8.5
● Cloud Hash Rate	1.1	1.1	0.0
● Delivered but not yet energized	1.7	0.5	0.4
- Hosting	13.0	13.0	12.7
Mining rigs under management	293,000	264,000	175,000
- Self-owned[2]	211,000	182,000	85,000
- Hosted	82,000	82,000	90,000
Bitcoins mined (self-mining only)	636	526	145
Bitcoin held[3]	2,017	2,179	594

[1]	Total hash rate under management as of December 31, 2025 across Bitdeer’s primary business lines: Self-mining, Cloud Hash Rate, and Hosting.

●	Self-mining refers to cryptocurrency mining for Bitdeer’s own account, which allows it to directly capture the high appreciation potential of cryptocurrency.

●	Cloud Hash Rate offers hash rate subscription plans and shares mining income with customers under certain arrangements. The Cloud Hash Rate stated above reflects the contracted hash rate with customers at month-end.

●	Hosting encompasses a one-stop mining machine hosting solution including deployment, maintenance, and management services for efficient cryptocurrency mining.

[2]	Self-owned mining machines are for Bitdeer’s self-mining business and Cloud Hash Rate business.

[3]	Bitcoins held do not include the Bitcoins from deposits of the customers, include the Bitcoins that are pledged as collateral.

Management Commentary

“SEALMINER mass production continues to accelerate the expansion of our self-mining operations, driving more than a fourfold increase in Bitcoin production year over year, and a 21% increase over November 2025” said Matt Kong, Chief Business Officer of Bitdeer. “We have now surpassed 55 EH/s, marking a significant operational milestone, with significant continued growth planned through 2026 as we deploy additional proprietary rigs. In parallel, we continue to scale our AI and high-performance computing infrastructure to meet strong demand, expanding GPU deployments and cloud capabilities to support a broad range of digital compute needs.”

Infrastructure Construction Update

Tydal, Norway AI data center conversion – Planning and design continue to advance. Orders for critical long-lead equipment have been placed to support the targeted project timeline for completion around the end of 2026.

Wenatchee, Washington – AI data center conversion is underway. Design of the data center was signed off in December 2025. Completion targeted for Q4 2026.

Knoxville, Tennessee – Phase 1 AI data center conversion design work initiated, targeting to complete by Q4 2026.

Massillon, Ohio –47 MW is currently online. The energization of approximately 26 MW in two fire-damaged buildings has been postponed, with a revised timeline to be determined following further site assessment. The remaining 148 MW is expected to be energized in phases during Q2 2026.

Clarington, Ohio – 570 MW of power under contract with local utility, expected to be available by end of Q3 2026. Design and other preparation work for the Clarington AI data center continues.

Fox Creek, Alberta – 101 MW site acquired, fully licensed and permitted for the construction of an on-site natural gas power plant. We have revised the design scheme for the mining site to accommodate future AIDC requirements, as the energization date has been rescheduled for Q2 2027.

Oromia Region, Ethiopia – Construction of the 60 MW site has been completed, with 20 MW not yet energized and 40 MW undergoing energization in phases according to SEALMINER deliveries.

Niles, Ohio – 300 MW grid-interconnected development site, with target energization date of Q4 2028. The project includes 41.8 acres of owned land and a transmission line extension agreement with a local utility company.

Upcoming Conferences and Events

○	January 13 – 16, 2026: 28th Annual Needham Growth Conference in New York

○	March 2 – 5, 2026: Morgan Stanley Technology, Media & Telecom Conference in San Francisco

○	March 10 – 11, 2026: 2026 Cantor Global Technology & Industrial Growth Conference in New York

○	March 22 – 24, 2026: 38th Annual Roth Conference in Laguna Niguel, CA

About Bitdeer Technologies Group

Bitdeer is a world-leading technology company for Bitcoin mining and AI cloud. Bitdeer is committed to providing comprehensive Bitcoin mining solutions for its customers. Bitdeer handles complex processes involved in computing such as equipment procurement, transport logistics, data center design and construction, equipment management, and daily operations. Bitdeer also offers advanced cloud capabilities to customers with high demand for artificial intelligence. Headquartered in Singapore, Bitdeer has deployed data centers in the United States, Norway, and Bhutan. To learn more, visit https://ir.bitdeer.com/ or follow Bitdeer on X @ BitdeerOfficial and LinkedIn @ Bitdeer Group.

Investors and others should note that Bitdeer may announce material information using its website and/or on its accounts on social media platforms, including X, formerly known as Twitter, Facebook, and LinkedIn. Therefore, Bitdeer encourages investors and others to review the information it posts on the social media and other communication channels listed on its website.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Bitdeer’s annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in Bitdeer’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward-looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

For investor and media inquiries, please contact:

Investor Relations

ICR Inc.

John Ragozzino, CFA

bitdeer.ir@icrinc.com

Media

Elev8 New Media

Jessica Starman, MBA

bitdeer@elev8newmedia.com

Public Relations

BlocksBridge Consulting

Nishant Sharma

bitdeer@blocksbridge.com

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